EXHIBIT 99


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RYDER SCOTT COMPANY
PETROLEUM CONSULTANTS
621 Seventeenth Street, Suite 1550, Denver, COLORADO 80293
Telephone (303) 623-9147

                                October 13, 2011



Synergy Resources Corporation
20203 Highway 60
Platteville, Colorado 80651

Gentlemen:

     At your request, Ryder Scott Company, L.P. (Ryder Scott) has prepared an estimate of the proved reserves, future production, and income attributable to certain leasehold and royalty interests of Synergy Resources Corporation (Synergy) as of August 31, 2011. The subject properties are located in the state of placeStateColorado. The reserves and income data were estimated based on the definitions and disclosure guidelines of the United States Securities and Exchange Commission (SEC) contained in Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations). Our third party study, completed on October 13, 2011 and presented herein, was prepared for public disclosure by Synergy in filings made with the SEC in accordance with the disclosure requirements set forth in the SEC regulations. The properties evaluated by Ryder Scott represent 100 percent of the total net proved liquid hydrocarbon reserves and 100 percent of the total net proved gas reserves of Synergy.

     The estimated reserves and future net income amounts presented in this report, as of August 31, 2011, are related to hydrocarbon prices. The hydrocarbon prices used in the preparation of this report are based on the average prices during the 12-month period prior to the ending date of the period covered in this report, determined as unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements, as required by the SEC regulations. Actual future prices may vary significantly from the prices required by SEC regulations; therefore, volumes of reserves actually recovered and the amounts of income actually received may differ significantly from the estimated quantities presented in this report. The results of this study are summarized below.


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                                 SEC PARAMETERS
                     Estimated Net Reserves and Income Data
                   Certain Leasehold and Royalty Interests of
                          Synergy Resources Corporation
                               As of August 31, 2011
                 -----------------------------------------------

                                                  Proved
                          -----------------------------------------------------
                                  Developed
                          -------------------------                     Total
                           Producing   Non-Producing   Undeveloped     Proved
                          ----------   -------------   ------------   ---------
Net Remaining Reserves
  Oil/Condensate - Barrels  613,180        170,641      1,285,884     2,069,705
  Gas - MCF               4,497,734      1,080,333      8,683,091    14,261,158

Income Data, $
  Future Gross Revenue  $71,027,480    $18,819,100   $145,392,300  $235,238,880
  Deductions             14,298,252      5,647,381     61,736,015    81,681,648
                        -----------    -----------   ------------  ------------
  Future Net Income
    (FNI)               $56,729,228    $13,171,719    $83,656,285  $153,557,232

  Discounted FNI @ 10%  $33,946,592    $ 6,995,878    $30,815,373  $ 71,757,843

      Liquid hydrocarbons are expressed in standard 42 gallon barrels. All gas volumes are reported on an "as sold" basis expressed in thousands of cubic feet
(MCF) at the official temperature and pressure base of Colorado, which are 60(degree)F and 14.73 psia, respectively.

      The estimates of reserves, future production and income attributable to properties in this report were prepared using the economic software package PHDWin Petroleum Economic evaluation Software, a copyrighted program of TRC Consultants, L.C. Ryder Scott has found this program to be generally acceptable, but notes that certain summaries and calculations may vary due to rounding and may not exactly match the sum of the properties being summarized. Furthermore, one line economic summaries may vary slightly from the more detailed cash flow projections of the same properties, also due to rounding. The rounding differences are not material.

      The future gross revenue is after the deduction of production taxes. The deductions incorporate the normal direct costs of operating the wells, ad valorem taxes, recompletion costs and development costs. The future net income is before the deduction of state and federal income taxes and general administrative overhead, and has not been adjusted for outstanding loans that may exist nor does it include any adjustment for cash on hand or undistributed income. Liquid hydrocarbon reserves account for approximately 71 percent and gas reserves account for the remaining 29 percent of total future gross revenue from proved reserves.

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      The discounted future net income shown above was calculated using a discount rate of 10 percent per annum compounded annually. Future net income was discounted at four other discount rates which were also compounded annually. These results are shown in summary form as follows.


                                      Discounted Future Net Income
                                         As of August 31, 2011
                                     -------------------------------
                Discount Rate                     Total
                   Percent                      Proved $
               ----------------               --------------

                       5                       $100,095,569
                       8                       $ 81,237,159
                      12                       $ 64,028,274
                      15                       $ 54,841,974


      The results shown above are presented for your information and should not be construed as our estimate of fair market value.

Reserves Included in This Report

      The proved reserves included herein conform to the definition as set forth in the Securities and Exchange Commission's Regulations Part 210.4-10 (a). An abridged version of the SEC reserves definitions from 210.4-10(a) entitled "Petroleum Reserves Definitions" is included as an attachment to this report. The various reserve status categories are defined under the attachment entitled "Petroleum Reserves Definitions" in this report. The Proved Developed Non-Producing Reserves included herein consist of the Shut-In and Behind Pipe categories.

      No attempt was made to quantify or otherwise account for any accumulated gas production imbalances that may exist. The gas volumes included herein do not attribute gas consumed in operations as reserves.

      Reserves are "estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations." All reserve estimates involve an assessment of the uncertainty relating the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made. The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves, and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability. At Synergy's request, this report addresses only the proved reserves attributable to the properties evaluated herein.

      Proved oil and gas reserves are those quantities of oil and gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward. The proved reserves included herein were estimated using deterministic methods. If deterministic methods are used, the SEC has defined reasonable certainty for proved reserves as a "high degree of confidence that the quantities will be recovered."

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     Proved  reserve  estimates  will  generally be revised  only as  additional geologic or engineering data become available or as economic conditions change. For proved reserves, the SEC states that "as changes due to increased
availability  of  geoscience   (geological,   geophysical,   and   geochemical),
engineering, and economic data are made to the estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease." Moreover, estimates of proved reserves may be revised as a result of future operations, effects of regulation by governmental agencies or geopolitical or economic risks. Therefore, the proved reserves included in this report are estimates only and should not be construed as being exact quantities, and if recovered, the revenues therefrom, and the actual costs related thereto, could be more or less than the estimated amounts.

      Synergy's operations may be subject to various levels of governmental controls and regulations. These controls and regulations may include, but may not be limited to, matters relating to land tenure and leasing, the legal rights to produce hydrocarbons, drilling and production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax and are subject to change from time to time. Such changes in governmental regulations and policies may cause volumes of proved reserves actually recovered and amounts of proved income actually received to differ significantly from the estimated quantities.

      The estimates of proved reserves presented herein were based upon a detailed study of the properties in which Synergy owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities that may exist nor were any costs included for potential liabilities to restore and clean up damages, if any, caused by past operating practices.

Estimates of Reserves

      The estimation of reserves involves two distinct determinations. The first determination results in the estimation of the quantities of recoverable oil and gas and the second determination results in the estimation of the uncertainty associated with those estimated quantities in accordance with the definitions set forth by the Securities and Exchange Commission's Regulations Part 210.4-10(a). The process of estimating the quantities of recoverable oil and gas reserves relies on the use of certain generally accepted analytical procedures. These analytical procedures fall into three broad categories or methods: (1) performance-based methods; (2) volumetric-based methods; and (3) analogy. These methods may be used singularly or in combination by the reserve evaluator in the process of estimating the quantities of reserves. Reserve evaluators must select the method or combination of methods which in their professional judgment is most appropriate given the nature and amount of reliable geoscience and engineering data available at the time of the estimate, the established or anticipated performance characteristics of the reservoir being evaluated and the stage of development or producing maturity of the property.

     In many cases, the analysis of the available geoscience and engineering data and the subsequent interpretation of this data may indicate a range of possible outcomes in an estimate, irrespective of the method selected by the evaluator. When a range in the quantity of reserves is identified, the evaluator must determine the uncertainty associated with the incremental quantities of the reserves. If the reserve quantities are estimated using the deterministic incremental approach, the uncertainty for each discrete incremental quantity of the reserves is addressed by the reserve category assigned by the evaluator.


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Therefore,  it is the categorization of reserve  quantities as proved,  probable and/or possible that addresses the inherent uncertainty in the estimated quantities reported. For proved reserves, uncertainty is defined by the SEC as reasonable certainty wherein the "quantities actually recovered are much more likely than not to be achieved." The SEC states that "probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered." The SEC states that "possible reserves are those additional reserves that are less certain to be recovered than probable reserves and the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves." All quantities of reserves within the same reserve category must meet the SEC definitions as noted above.

      Estimates of reserves quantities and their associated reserve categories may be revised in the future as additional geoscience or engineering data become available. Furthermore, estimates of reserves quantities and their associated reserve categories may also be revised due to other factors such as changes in economic conditions, results of future operations, effects of regulation by governmental agencies or geopolitical or economic risks as previously noted herein.

      The proved reserves for the properties included herein were estimated by performance methods or by analogy. Proved producing and proved shut in reserves attributable to wells and/or reservoirs were estimated by the performance or analogy method. These performance methods include decline curve analysis which utilized extrapolations of historical production and pressure data available through August, 2011 in about ninety-eight percent of those cases where such data were considered to be definitive. In the remaining two percent of cases, this data, while available, was not sufficient for extrapolation. In these cases, the analogy method was used. The data utilized in this analysis were supplied to Ryder Scott by Synergy or obtained from public data sources and were considered sufficient for the purpose thereof.

      One hundred percent of the proved behind pipe and undeveloped reserves included herein were estimated by the analogy method. The analogy method utilized pertinent well data supplied to Ryder Scott by Synergy or which we have obtained from public data sources that were available through August, 2011.

     To estimate economically recoverable proved oil and gas reserves and related future net cash flows, we consider many factors and assumptions including, but not limited to, the use of reservoir parameters derived from geological, geophysical and engineering data that cannot be measured directly, economic criteria based on current costs and SEC pricing requirements, and forecasts of future production rates. Under the SEC regulations
210.4-10(a)(22)(v) and (26), proved reserves must be anticipated to be economically producible from a given date forward based on existing economic conditions including the prices and costs at which economic producibility from a reservoir is to be determined. While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may increase or decrease from those under existing economic conditions, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

     Synergy has informed us that they have furnished us all of the material accounts, records, geological and engineering data, and reports and other data required for this investigation. In preparing our forecast of future proved production and income, we have relied upon data furnished by Synergy with respect to property interests owned, production and well tests from examined


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wells, normal direct costs of operating the wells or leases, other costs such as
transportation   and/or  processing  fees,  ad  valorem  and  production  taxes, recompletion and development costs, product prices based on the SEC regulations and adjustments or differentials to product prices. Ryder Scott reviewed such factual data for its reasonableness; however, we have not conducted an independent verification of the data furnished by Synergy. We consider the factual data used in this report appropriate and sufficient for the purpose of preparing the estimates of reserves and future net revenues herein.

      In summary, we consider the assumptions, data, methods and analytical procedures used in this report appropriate for the purpose hereof, and we have used all such methods and procedures that we consider necessary and appropriate to prepare the estimates of reserves herein. The proved reserves included herein were determined in conformance with the United States Securities and Exchange Commission (SEC) Modernization of Oil and Gas Reporting; Final Rule, including all references to Regulation S-X and Regulation S-K, referred to herein collectively as the "SEC Regulations." In our opinion, the proved reserves presented in this report comply with the definitions, guidelines and disclosure requirements as required by the SEC regulations.

Future Production Rates

      For wells currently on production, our forecasts of future production rates are based on historical performance data. If no production decline trend has been established, future production rates were held constant, or adjusted for the effects of curtailment where appropriate, until a decline in ability to produce was anticipated. An estimated rate of decline was then applied to depletion of the reserves. If a decline trend has been established, this trend was used as the basis for estimating future production rates.

      Offset analogies and other related information were used to estimate the anticipated initial production rates for those wells or locations that are not currently producing. For reserves not yet on production, sales were estimated to commence at an anticipated date furnished by Synergy. Wells or locations that are not currently producing may start producing earlier or later than anticipated in our estimates due to unforeseen factors causing a change in the timing to initiate production. Such factors may include delays due to weather, the availability of rigs, the sequence of drilling, completing and/or recompleting wells and/or constraints set by regulatory bodies.

      The future production rates from wells currently on production or wells or locations that are not currently producing may be more or less than estimated because of changes including, but not limited to, reservoir performance, operating conditions related to surface facilities, compression and artificial lift, pipeline capacity and/or operating conditions, producing market demand and/or allowables or other constraints set by regulatory bodies.

Hydrocarbon Prices

      The hydrocarbon prices used herein are based on SEC price parameters using the average prices during the 12-month period prior to the ending date of the period covered in this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements. For hydrocarbon products sold under contract, the contract prices, including fixed and determinable escalations, exclusive of inflation adjustments, were used until expiration of the contract. Upon contract expiration, the prices were adjusted to the 12-month unweighted arithmetic average as previously described.


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     Ryder  Scott  determined  the 1st day of the  month  unweighted  arithmetic average  prices in effect on August 31,  2011.  These  initial  SEC  hydrocarbon
prices  were  determined  using  the  12-month  average   first-day-of-the-month
benchmark prices appropriate to the geographic area where the hydrocarbons are sold. These benchmark prices are prior to the adjustments for differentials as described herein. The table below summarizes the "price reference" and the "average benchmark prices" used for the geographic area included in the report.

      The product prices that were actually used to determine the future gross revenue for each property reflect adjustments to the benchmark prices for gravity, quality, local conditions, and/or distance from market, referred to herein as "differentials." The differentials used in the preparation of this report were estimated by Ryder Scott based on information furnished by Synergy.

      In addition, the table below summarizes the net volume weighted benchmark prices adjusted for differentials and referred to herein as the "average realized prices." The average realized prices shown in the table below were determined from the total future gross revenue before production taxes and the total net reserves for the geographic area and presented in accordance with SEC disclosure requirements for each of the geographic areas included in the report.

 ------------------------------------------------------------------------------
                                                       Average         Average
                                       Price          Benchmark        Realized
 Geographic Area      Product        Reference          Prices          Prices
 ------------------------------------------------------------------------------
 North America
 ------------------------------------------------------------------------------
 Colorado         Oil/Condensate     WTI Cushing       $93.25/BBL    $84.90/BBL
 ------------------------------------------------------------------------------
                        Gas          Henry Hub         $4.15/MMBTU   $ 5.07/MCF
-------------------------------------------------------------------------------

      The effects of derivative instruments designated as price hedges of oil and gas quantities are not reflected in our individual property evaluations.

Costs

      Operating costs for the leases and wells in this report are based on the operating expense reports of Synergy and include only those costs directly applicable to the leases or wells. The operating costs include a portion of general and administrative costs allocated directly to the leases and wells. The operating costs for non-operated properties include the COPAS overhead costs that are allocated directly to the leases and wells under terms of operating agreements. The operating costs furnished by Synergy were reviewed by us for their reasonableness using information supplied by Synergy for this purpose. No deduction was made for loan repayments, interest expenses, or exploration and development prepayments that were not charged directly to the leases or wells.

      Development costs were furnished to us by Synergy and are based on authorizations for expenditure for the proposed work or actual costs for similar projects. The development costs furnished by Synergy were reviewed by us for their reasonableness using information supplied by Synergy for this purpose. Synergy's estimates of zero abandonment costs after salvage value for all properties were used in this report. Ryder Scott has not performed a detailed study of the abandonment costs or the salvage value and makes no warranty for Synergy's estimate.

     The proved non-producing and undeveloped reserves in this report have been incorporated herein in accordance with Synergy's plans to develop these reserves as of August 31, 2011. The implementation of Synergy's development plans as presented to us and incorporated herein is subject to the approval process adopted by Synergy's management. As the result of our inquires during the course


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of  preparing  this  report,  Synergy  has  informed  us  that  the  development activities included herein have been subjected to and received the internal approvals required by Synergy's management at the appropriate local, regional and/or corporate level. In addition to the internal approvals as noted, certain development activities may still be subject to specific partner AFE processes, Joint Operating Agreement (JOA) requirements or other administrative approvals external to Synergy. Additionally, Synergy has informed us that they are not aware of any legal, regulatory, political or economic obstacles that would significantly alter their plans.

      Current costs used by Synergy were held constant throughout the life of the properties.

Standards of placeCityIndependence and Professional Qualification

      Ryder Scott is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world for over seventy years. Ryder Scott is employee- owned and maintains offices in Houston, Texas; Denver, Colorado; and Calgary, Alberta, Canada. We have over eighty engineers and geoscientists on our permanent staff. By virtue of the size of our firm and the large number of clients for which we provide services, no single client or job represents a material portion of our annual revenue. We do not serve as officers or directors of any privately owned or publicly traded oil and gas company and are separate and independent from the operating and investment decision-making process of our clients. This allows us to bring the highest level of independence and objectivity to each engagement for our services.

      Ryder Scott actively participates in industry related professional societies and organizes an annual public forum focused on the subject of reserves evaluations and SEC regulations. Many of our staff have authored or co-authored technical papers on the subject of reserves related topics. We encourage our staff to maintain and enhance their professional skills by actively participating in ongoing continuing education.

      Prior to becoming an officer of the Company, Ryder Scott requires that staff engineers and geoscientists have received professional accreditation in the form of a registered or certified professional engineer's license or a registered or certified professional geoscientist's license, or the equivalent thereof, from an appropriate governmental authority or a recognized self-regulating professional organization.

      We are independent petroleum engineers with respect to Synergy. Neither we nor any of our employees have any interest in the subject properties and neither the employment to do this work nor the compensation is contingent on our estimates of reserves for the properties which were reviewed.

      The results of this study, presented herein, are based on technical analysis conducted by teams of geoscientists and engineers from Ryder Scott. The professional qualifications of the undersigned, the technical person primarily responsible for preparing the reserves information discussed in this report, are included as an attachment to this letter.


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Terms of Usage

      The results of our third party study, presented in report form herein, were prepared in accordance with the disclosure requirements set forth in the SEC regulations and intended for public disclosure as an exhibit in filings made with the SEC by Synergy.

      Synergy makes periodic filings on Form 10-K with the SEC under the 1934 Exchange Act. Furthermore, Synergy has certain registration statements filed with the SEC under the 1933 Securities Act into which any subsequently filed Form 10-K is incorporated by reference. We have consented to the incorporation by reference in the registration statements on Form S-3 of Synergy of the references to our name as well as to the references to our third party report for Synergy, which appears in the August 31, 2011 annual report on Form 10-K of Synergy. Our written consent for such use is included as a separate exhibit to the filings made with the SEC by Synergy.

      We have provided Synergy with a digital version of the original signed copy of this report letter. In the event there are any differences between the digital version included in filings made by Synergy and the original signed report letter, the original signed report letter shall control and supersede the digital version.

      The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

                                          Very truly yours,

                                          RYDER SCOTT COMPANY, L.P.
                                          TBPE Firm Registration No. F-1580


                                           /s/ Thomas E. Venglar
                                           Thomas E. Venglar, P.E.
                                           Colorado License No. 28846
                                           Senior Petroleum Engineer

            [SEAL]

Approved:



/s/ James L. Baird
James L. Baird, P.E.
Managing Senior Vice President


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             Professional Qualifications of Primary Technical Person

The conclusions presented in this report are the result of technical analysis conducted by teams of geoscientists and engineers from Ryder Scott Company, L.P. Thomas E. Venglar was the primary technical person responsible for overseeing the estimate of the future net reserves and income.

Mr. Venglar, an employee of Ryder Scott Company L.P. (Ryder Scott) beginning in 2006, is a Senior Petroleum Engineer responsible for coordinating and supervising staff and consulting engineers of the company in ongoing reservoir evaluation studies. Before joining Ryder Scott, Venglar served in a number of engineering positions with Grynberg Petroleum Company and Anadarko Petroleum Corporation. For more information regarding Mr. Venglar's geographic and job specific experience, please refer to the Ryder Scott Company website at www.ryderscott.com/Experience/Employees.

Venglar earned a Bachelor of Science degree in Petroleum Engineering from PlaceNameTexas PlaceNameA&M PlaceTypeUniversity in 1979 and is a registered Professional Engineer in the state of placeStateColorado. He is also a member of the Society of Petroleum Engineers.

Based on his educational background, professional training and more than 30 years of practical experience in the estimation and evaluation of petroleum reserves, Venglar has attained the professional qualifications as a Reserves Estimator and Reserves Auditor as set forth in Article III of the "Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information" promulgated by the Society of Petroleum Engineers as of February 19, 2007.